UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 4, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



A PROUDLY SOUTH AFRICAN MINING COMPANY

WESTONARIA 4 May 2015: Sibanye Gold Limited ("Sibanye") (JSE: SGL & NYSE: SBGL) is pleased to provide an operating update for the March 2015 quarter. Detailed financial and operating results are provided on a six monthly basis i.e. at the end of June and December each year.

United States Dollars			Key Statistics			South African Rand		
Quarter ended						Quarter ended		
March 2014	Dec 2014	**March 2015**				**March 2015**	Dec 2014	March 2014
332.4	452.7	**315.3**	000'oz	Gold produced	kg	**9,808**	14,079	10,338
3,441	5,401	**4,865**	000 tons	Ore milled	000 tons	**4,865**	5,401	3,441
79	65	**66**	US$/ton	Operating cost	R/ton	**774**	725	856
161.1	197.1	**63.6**	US$m	Operating profit	Rm	**744.4**	2,196.2	1,743.5
37	36	**17**	%	Operating margin	%	**17**	36	37
834	791	**1,023**	$/oz	Total cash cost	R/kg	**384,839**	285,006	289,959
57.2	96.1	**61.6**	$m	Capital expenditure	Rm	**720.9**	1,064.8	618.8
1,049	1,014	**1,242**	$/oz	All-in sustaining cost	R/kg	**467,302**	365,076	364,877
1,050	1,037	**1,259**	$/oz	All-in cost	R/kg	**473,573**	373,365	365,187

Average gold price received: R459,564kg (US$1,222/oz); and an average exchange rate: R11.70/US$ for the quarter ended 31 March 2015.

Stock data for the 3 months ended 31 March 2015

Number of shares in issue		**JSE Limited – (SGL)**	
– at end of March 2015	913,925,046	Price range per ordinary share	ZAR21.75 to ZAR32.26
– weighted average	904,562,743	Average daily volume	2,674,968
Free Float	100%	**NYSE – (SBGL); one ADR represents four ordinary shares**	
ADR Ratio	1:4	Price range per ADR	US$7.52 to US$11.35
Bloomberg/Reuters	SGLS / SGLJ.J	Average daily volume	1,150,500

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD

Overview and update

Operating summary

Group gold production of 9,808kg (315,300oz) for the March 2015 quarter was 5% lower than for the comparable period in 2014. The start-up of operations after the December holiday period was slower than normal, with gold production impacted by a number of operational events, which on an accumulated basis impacted negatively on gold production. The following operational events were amongst the most important:

- an underground fire at Kloof 7 Shaft;
- failure of a conveyor system at Kloof 8 Shaft that restricted delivery of underground ore;
- production disruption resulting from inter-union conflict at Beatrix;
- a series of plant incidents that disrupted processing operations and resulted in higher than desired stockpiles of reef at quarter end;
- electrical load curtailment as required by Eskom due to shortfalls in availability of national generating capacity that mainly affected processing of surface sources; and
- re-stocking of the production pipeline from face to smelthouse following more aggressive than usual accumulation clean-up prior to the Christmas break.

The operational disruptions were primarily a factor during January and February, with the operational performance improving significantly during March. Opportunities to enhance productivity and recover gold production lost during January and February have been identified and have been implemented at all of the operations. As such, the annual production forecast for 2015 remains unchanged. As a result of the lower production during the quarter, group Total cash cost and All-in cost for the quarter compared with the March 2014 quarter increased to R384,839/kg (US$1,023/oz) and to R473,573/kg (US1,259/oz) respectively.

Combined gold production from the Beatrix, Driefontein and Kloof operations was 18% lower than in 2014, at 8,438kg (271,300oz). Combined Total cash cost and All-in cost for the Beatrix, Driefontein and Kloof operations were also higher as a result of the lower production, at R368,559/kg (US$980/oz) and R451,801/kg (US$1,201/oz) respectively. The Cooke Operation was also affected by the slow start up post the December break but produced marginally more gold than in the same period last year. This is despite Cooke 4 still being in the build-up phase post the Section 189 process. Cooke produced 1,370kg (44,000oz) of gold at Total cash cost of R485,109/kg (US$1,290/oz) and All-in cost of R564,964/kg (US$1,502/oz).

Gold production from the surface operations was 40% higher year-on-year at 1,261kg (40,500oz), with the Cooke surface operations contributing 265kg (8,400oz).

Safety

It is pleasing to note the meaningful improvement in safety across the Group. The March 2015 quarter represents the first fatality free quarter for Sibanye. This compares with two fatalities during the March 2014 quarter. Cooke in particular has benefited from the implementation of Sibanye's safety protocols and procedures, reporting its first fatality free quarter. The Driefontein and Kloof operations have both now recorded three consecutive fatal free quarters, again a first ever for these operations on a combined basis. The Sibanye team is committed to our zero harm target which will remain a priority and a key focus area.

Wage negotiations

Wage negotiations with organised labour will begin during the June 2015 quarter. Sibanye, along with other major South African gold producers will negotiate collectively under the auspices of the Chamber of Mines.

The gold industry plays an important role in South Africa by: making a significant contribution to the fiscus through tax and royalty payments; providing much needed employment; supporting a significant supplier industry; contributing to the development and upliftment of communities and investing significant capital in the country. The sustainability of the gold industry is therefore critical if the Government's developmental goals and stakeholder needs are to be met.

Many gold mines are marginal and inflated wage and benefits increases will significantly impact on the sustainability of the industry and, while delivering short term gains for employees and unions, it will inevitably result in the loss of jobs and destroy value for all stakeholders in the longer term.

The gold industry is cognizant of the social and economic issues affecting its employees and the communities close to its operations and will approach the negotiations in a balanced manner ensuring that any agreements are in the interests of **all** stakeholders and do not compromise the long term sustainability of the industry.

Projects

Progress in the March 2015 quarter on the Group organic growth projects was as follows:

- **The Kloof 4 Shaft and Driefontein 5 Shaft below infrastructure projects**: The pre-feasibility studies for both projects, were completed in December 2014, both delivering higher forecast returns than the Group's internal investment hurdle rates. The projects added approximately 1.1Moz to the Driefontein and 0.5Moz to the Kloof gold Mineral Reserves (refer to the company's website www.sibanyegold.co.za for further details pertaining to the company's Mineral Resources and Mineral Reserves). Detailed feasibility studies for both projects remain on schedule for completion during the June 2015 quarter and, due to the favourable forecast returns, initial preparatory project site preparation and development commenced at Kloof 4 Shaft in January, with the Driefontein 5 Shaft project preparation planned to commence in July.

- **The West Rand Tailing Retreatment Project (WRTRP)**: A detailed feasibility study considering a phased development approach for the WRTRP was completed at the end of the March 2015 quarter and is currently undergoing an internal technical and financial review. This study has incorporated the use of available surface infrastructure to reduce upfront capital and enhance value. The infrastructure utilised includes existing gold plants and elution capacity at Driefontein and Kloof, as well as uranium processing capacity at the Ezulwini metallurgical complex. Metallurgical test work undertaken during the study has further enabled refinements to the process design, resulting in reduced capital and operating costs. The outcome of the study will be released during the June 2015 quarter.

- **The Burnstone project:** Capital expenditure of R286 million was approved in July 2014 for a 15 month construction programme to complete critical pumping infrastructure and re-align the shaft steelwork; including the installation of shaft service pipes and cables critical in support of the mine build-up strategy. Working capital was included for this construction period. The infrastructure project is on schedule for completion by the end of September 2015 as originally planned and is forecast to be completed within budget. The feasibility study and development of the life of mine plan is on schedule for completion in the June quarter. R150 million has been provisionally approved to commence mine development in 2015 with 2,000 metres planned to be developed into the initial targeted mining areas by the end of 2015. During February, the development commenced with a total of 192 metres completed for the quarter.

- **The Beatrix West Section, Beisa project**: A pre-feasibility study on this gold and uranium resource was completed in December 2014. Various regulatory approvals and permits are required before this project can be advanced and this work will commence in the June quarter and continue through 2016. Optimisation of the pre-feasibility study will continue in parallel with the permitting process.

- **The Wits Gold Southern Free State Resources and Reserves, DBM and Bloemhoek projects:** The DBM project review will commence in the June quarter. In addition to a technical review synergistic opportunities with the adjacent Beatrix operations will also be considered. The Bloemhoek project is to be reviewed for the medium term life extension opportunities for the Beatrix North Shaft mine life with a potential below infrastructure depth extension project into the Bloemhoek resource.

Outlook

Forecast production for the year ending 31 December 2015 remains unchanged at between 50,000kg and 52,000kg (1.61Moz and 1.67Moz). Total cash cost is forecast at between R305,000/kg (US$850/oz) and R315,000/kg (US$875/oz)). All-in sustaining cost is forecast to be between R380,000/kg (US$1,055/oz) and R395,000/kg (US$1,100/oz), with All-in cost forecast to be between R385,000/kg (US$1,070/oz) and R400,000/kg (US$1,110/oz).

4 May 2015
N. Froneman
Chief Executive Officer

SALIENT FEATURE AND COST BENCHMARKS

Salient features and cost benchmarks for the quarters ended 31 March 2015, 31 December 2014 and 31 March 2014.

			Total			Driefontein		Kloof		Beatrix		Cooke	
			Group	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface
Tons milled/treated	000'ton	Mar 2015	4,865	1,894	2,971	595	805	412	499	582	471	305	1,196
		Dec 2014	5,401	2,304	3,097	656	790	539	542	718	478	391	1,287
		Mar 2014	3,441	1,522	1,919	518	632	454	723	550	564	-	-
Yield	g/t	Mar 2015	2.02	4.51	0.42	5.72	0.66	5.84	0.60	2.81	0.35	3.62	0.22
		Dec 2014	2.61	5.60	0.38	6.36	0.50	8.15	0.61	3.66	0.39	4.35	0.21
		Mar 2014	3.00	6.20	0.47	7.15	0.59	7.86	0.45	3.93	0.37	-	-
Gold produced/sold	kg	Mar 2015	9,808	8,547	1,261	3,401	529	2,407	301	1,634	166	1,105	265
		Dec 2014	14,079	12,901	1,178	4,170	396	4,395	328	2,631	188	1,705	266
		Mar 2014	10,338	9,435	903	3,702	370	3,569	326	2,164	207	-	-
	000'oz	Mar 2015	315.3	274.8	40.5	109.3	17.0	77.4	9.7	52.5	5.4	35.6	8.4
		Dec 2014	452.7	414.8	37.9	134.1	12.7	141.3	10.6	84.6	6.0	54.8	8.6
		Mar 2014	332.4	303.3	29.1	119.0	11.9	114.7	10.5	69.6	6.6	-	-
Gold price received	R/kg	Mar 2015	459,564			459,873		459,343		460,778		457,518	
		Dec 2014	433,973			433,990		433,856		433,877		434,348	
		Mar 2014	453,608			455,427		451,605		453,775		-	
	US$/oz	Mar 2015	1,222			1,223		1,221		1,225		1,216	
		Dec 2014	1,205			1,205		1,205		1,205		1,206	
		Mar 2014	1,304			1,309		1,298		1,304		-	
Operating cost	R/ton	Mar 2015	774	1,798	121	1,894	159	2,436	164	1,216	109	1,856	81
		Dec 2014	725	1,554	108	1,693	161	2,013	156	1,057	75	1,602	67
		Mar 2014	856	1,769	132	1,999	168	2,031	147	1,335	74	-	-
Operating margin	%	Mar 2015	17	13	38	28	48	9	41	6	33	(12)	20
		Dec 2014	36	36	35	39	26	43	41	34	56	15	26
		Mar 2014	37	37	38	39	37	43	28	25	56	-	-
Total cash cost	R/kg	Mar 2015	384,839			324,784		398,264		419,444		485,109	
		Dec 2014	285,006			279,019		255,177		289,926		363,318	
		Mar 2014	289,959			285,167		270,706		329,819		-	
	US$/oz	Mar 2015	1,023			863		1,059		1,115		1,290	
		Dec 2014	791			775		709		805		1,009	
		Mar 2014	834			820		778		948		-	
All-in sustaining cost	R/kg	Mar 2015	467,302			379,847		502,068		501,500		564,964	
		Dec 2014	365,076			357,030		343,468		362,221		412,227	
		Mar 2014	364,877			357,073		347,754		382,876		-	
	US$/oz	Mar 2015	1,242			1,010		1,335		1,333		1,502	
		Dec 2014	1,014			992		954		1,006		1,145	
		Mar 2014	1,049			1,026		1,000		1,101		-	
All-in cost	R/kg	Mar 2015	473,573			379,847		502,068		501,500		564,964	
		Dec 2014	373,365			357,030		343,468		365,555		439,371	
		Mar 2014	365,187			357,073		347,754		382,876		-	
	US$/oz	Mar 2015	1,259			1,010		1,335		1,333		1,502	
		Dec 2014	1,037			992		954		1,015		1,220	
		Mar 2014	1,050			1,026		1,000		1,101		-	
All-in cost margin	%	Mar 2015	(3)			17		(9)		(9)		(24)	
		Dec 2014	14			18		21		16		(1)	
		Mar 2014	19			22		23		16		-	
Ore reserve development	R'mil	Mar 2015	549.6			156.3		214.5		114.8		64.0	
		Dec 2014	588.2			171.2		227.0		139.2		50.8	
		Mar 2014	451.5			169.1		203.1		79.3		-	
Sustaining capital		Mar 2015	111.0			28.6		39.1		14.6		28.7	
		Dec 2014	381.6			156.6		162.3		41.8		15.7	
		Mar 2014	167.3			83.2		59.9		21.0		-	
Corporate and project expenditure#		Mar 2015	60.3			-		-		-		-	
		Dec 2014	95.0			-		-		-		48.4	
		Mar 2014	-			-		-		-		-	
Total capital expenditure	R'mil	Mar 2015	720.9			184.9		253.6		129.4		92.7	
		Dec 2014	1,064.8			327.8		389.3		181.0		114.9	
		Mar 2014	618.8			252.3		263.0		100.3		-	
Total capital expenditure	US$'mil	Mar 2015	61.6			15.8		21.7		11.1		7.9	
		Dec 2014	96.1			29.4		35.0		16.3		10.5	
		Mar 2014	57.2			23.3		24.3		9.3		-	

Corporate and project expenditure for the March 2015 quarter includes capital expenditure at Burnstone of R58.5 million (December 2014 quarter R46.6 million – no amount was published for the March 2014 quarter as Burnstone was only acquired in mid-2014).

Quarter ended 31 March 2015 compared with quarter ended 31 March 2014

Underground Operations

Driefontein

Gold production for the quarter ended 31 March 2015, at 3,401kg (109,300oz) was 8% lower than the comparable period in 2014. This was primarily due to operational disruptions discussed previously in this operating update. For the June 2015 quarter to date, yields are far more representative of the orebody reserve grades. Ore milled was 15% higher at 595,000 tons.

Main development increased by 11% to 3,604 metres. On-reef development at 782 metres was 18% higher and face grade values at 1,754cm.g/t were similar to the March 2014 quarter.

Operating costs increased by 9% to R1,127 million (US$96 million), in line with the increase in volumes mined, on-reef development, annual wage increases and increased electricity tariffs.

Operating profit decreased by 33% to R436 million (US$37 million) as a result of the lower production and the increase in costs. The operating margin decreased to 28% from 39% for the comparative period in 2014.

Capital expenditure decreased by 25% to R182 million (US$15 million), due to a decrease in ORD capitalised, critical spares purchases and winder upgrades. Capital for the March 2015 quarter was predominantly spent on ORD, stabilisation of the shaft barrel at Ya Rona shaft, technical and safety related projects, and development at Hlanganani shaft.

Kloof

When compared with the March 2014 quarter, gold production decreased by 33% to 2,407kg (77,400oz). This was due to lower underground milled volumes and gold lock-up in the underground pipeline, which impacted on the mine call factor ("MCF").

Ore milled decreased by 9% to 412,000 tons and the average yield decreased by 26% to 5.84g/t due to gold lock-up. Tonnages were affected by a slower start-up than planned following the Christmas break, with an extra emphasis being placed on making the work places safe. Underground disruptions included a collapse of the surface conveyor at 8 Shaft as well as an underground fire at 7 Shaft.

Main development increased by 10% to 4,756 metres and main on-reef development increased by 9% to 1,083 metres. The average on-reef value at 1,566cm.g/t was 10% below that achieved during the March 2014 quarter.

Operating costs increased by 9% to R1,004 million (US$86 million) driven by an increase in stoping and development volumes, and increases in wages and electricity tariffs. Unit costs increased in line with the lower throughput, by 20% to R2,436/ton.

Operating profit decreased by 85% to R102 million (US$9 million) at a 9% operating margin.

Capital expenditure was similar at R251 million (US$21 million). Capital for the period was predominantly spent on ORD, substation and instrumentation upgrades, cable replacement at Thuthukani Shaft and winder upgrades.

Beatrix

Gold production decreased by 24% to 1,634kg (52,500oz) for the March 2015 quarter, compared with the March 2014 quarter. This was due to gold lock-up and lower face values mined at Mining Units 1 and 3.

Underground ore milled increased by 6% to 582,000 tons offset by a 29% decrease in yield at 2.81g/t due to an increase in lower grade waste tons milled.

To improve flexibility, main on-reef development increased by 18% to 1,219 metres across all the sections. Total main development at 4,627 metres increased by 31% due to the resumption of development at the West Section. The average main reef development value increased to 1,270cm.g/t from 925cm.g/t.

Operating costs decreased by 4% to R708 million (US$61 million) due to the annual wage increase, the annual power increase and the increased development. Unit costs decreased by 9% to R1,216/ton due to the increased throughout.

Operating profit halved to R45 million (US$4 million) at an operating margin of 6% for the March 2015 quarter.

Capital expenditure increased by 29% to R129 million (US$11 million) mostly due to the resumption of ORD at Beatrix West section.

Cooke

Gold production of 1,105kg (35,600oz) was below the internal target mainly as a result of a slower than planned start-up following the Christmas break and a decline in the MCF due to gold lock-up. Consequently ore milled was 305,000 tons at a yield of 3.62g/t.

Operations at Cooke 4 Shaft have normalised following the restructuring and implementation of alternative working arrangements which was finalised late last year.

The backfill project at Cooke 2 Shaft is on track to deliver backfill in quarter 2. This will allow for the secondary extraction of ore from higher grade areas.

Main development was 3,602 metres, of which 1,513 metres was on-reef development. This number was negatively impacted by the seismic event which occurred in the C4 shaft pillar late last year.

As a result of lower than planned volumes being achieved, the unit operating cost was R1,856/ton and the All-in cost was R564,964/kg.

Capital expenditure at R90 million (US$8 million) was spent mainly on ORD and the backfill project at Cooke 2 Shaft.

Surface Operations

Driefontein

Gold production increased by 43% to 529kg (17,000oz). Tons processed increased by 27% due to the commissioning in December 2014 of the carbon-in-leach circuit upgrade at 2 Plant and the processing of material at 1 Plant. Yields increased by 12% to 0.66g/t from 0.59g/t.

Operating cost was 21% higher at R128 million (US$11 million), but due to the increased surface tons processed unit costs decreased by 5% to R159/ton.

Capital expenditure at R3 million was similar to the comparable period in 2014.

Kloof

Gold production decreased by 8% to 301kg (9,700oz), year-on-year, due to a decision to cease operations at the Python processing plant in July 2014. As a result, surface ore processed decreased by 31% to 499,000 tons, with yields increasing 33% to 0.60g/t compared with 0.45g/t the previous year.

Operating costs decreased by 23% to R82 million (US$7 million) due to the Python plant closure, while unit costs increased by 12% to R164/ton due to the lower volumes. The operating margin increased to 41% from 28% in the March 2014 quarter.

Beatrix

Gold production decreased by 20% to 166kg (5,400oz) due to lower volumes and slightly lower grades.

Throughput decreased by 16% to 471,000 tons due to the effect of higher volumes delivered from the underground operations in 2015. The yield decreased from 0.37g/t to 0.35g/t.

Operating costs increased by R10 million (US$1 million) mainly due to a new cost allocation methodology. As a result milling costs were 47% higher at R109/ton. Operating profit halved to R25 million (US$2 million). Capital expenditure amounted to R1 million.

Cooke

Production throughput at the Cooke plant since the commissioning of the Cooke optimisation project early in 2014 has now stabilised at around 1.2 million tons per quarter. Gold production was similar to the December quarter 265kg (8,400/oz).

Unit costs at R81/ton have also stabilised and should remain fairly constant going forward. Yields at 0.22g/t were slightly lower than forecast due to the mining mix to the plant, which impacted on recoveries, but were similar to prior periods.

Capital expenditure of R3 million was largely spent on critical spares.

DEVELOPMENT RESULTS

Development values represent the evaluation results and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

Driefontein		Quarter ended 31 March 2015			Quarter ended 31 December 2014			Quarter ended 31 March 2014		
Reef		Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Advanced	(m)	1,695	879	1,030	2,251	1,045	1,241	1,932	663	647
Advanced on reef	(m)	474	207	101	458	311	184	412	160	88
Channel width	(cm)	107	66	98	79	40	72	100	42	59
Average value	(g/t)	17.6	11.4	18.0	21.9	14.1	25.1	20.7	13.4	42.5
	(cm.g/t)	1,878	755	1,763	1,733	563	1,805	2,066	564	2,508

Kloof		Quarter ended 31 March 2015				Quarter ended 31 December 2014				Quarter ended 31 March 2014			
Reef		VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon
Advanced	(m)	3,078	609	768	301	3,130	821	877	204	2,813	537	830	136
Advanced on reef	(m)	584	199	109	191	551	235	145	164	554	142	168	130
Channel width	(cm)	116	117	78	172	109	165	121	161	120	171	64	81
Average value	(g/t)	21.6	8.0	9.0	2.0	21.5	5.0	8.5	5.3	18.2	15.9	13.6	4.3
	(cm.g/t)	2,510	932	701	351	2,343	817	1,034	847	2,186	2,719	872	352

Beatrix		Quarter ended 31 March 2015		Quarter ended 31 December 2014		Quarter ended 31 March 2014	
Reef		Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	3,559	1,068	4,562	1,328	3,117	403
Advanced on reef	(m)	979	240	1,244	335	808	229
Channel width	(cm)	122	93	128	115	122	146
Average value	(g/t)	9.1	20.6	7.7	13.2	6.3	10.2
	(cm.g/t)	1,112	1,924	990	1,511	761	1,479

Cooke[#]		Quarter ended 31 March 2015				Quarter ended 31 December 2014			
Reef		VCR	Elsburg Reefs	Elsburg Massives	Kimberley Reefs	VCR	Elsburg Reefs	Elsburg Massives	Kimberley Reefs
Advanced	(m)	662	2,651	-	289	675	3,495	41	329
Advanced on reef	(m)	329	1,004	-	180	306	1,441	22	181
Channel width	(cm)	124	109	-	73	37	135	237	132
Average value	(g/t)	6.4	8.7	-	11.8	10.5	9.3	2.1	7.2
	(cm.g/t)	796	950	-	859	390	1,260	501	956

 # Cooke was only acquired during May 2014.

ADMINISTRATION AND CORPORATE INFORMATION

Investor Enquiries
James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Cell: +27 83 453 4014
Tel: +27 11 278 9656
james.wellsted@sibanyegold.co.za

Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za

Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa

Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863

Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951

Listings
JSE : SGL
NYSE : SBGL

Website
www.sibanyegold.co.za

Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan#
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Zola Skweyiya*
Susan van der Merwe*
Jerry Vilakazi*
*Independent Non-Executive
#Non-Executive

JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)

**American Depository
Receipts Transfer Agent**
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com

**Office of the United Kingdom
Secretaries**
London
St James's Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
[calls cost 10p a minute plus network
extras, lines are open 8.30am – 5pm
Mon-Fri] or
[from overseas]
          +44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

**Transfer Secretaries
South Africa**
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye's estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to attract sufficient historically disadvantaged South Africans representation in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 4, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer